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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                  Commission File Number:_______

                          NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K  [_] Form 11-K  [_]  Form 20-F    [X]  Form 10-Q

[_] Form N-SAR

     For Period Ended:   August 4, 2001
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[_]  Transition Report on Form 10-K        [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F        [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

     For the Transition Period Ended:___________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________
______________________________________________________________________________



                                    PART I
                           REGISTRATION INFORMATION

Full name of the registrant  Zany Brainy, Inc.
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Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

2520 Renaissance Blvd.
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City, state and zip code King of Prussia, Pennsylvania  19406
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                                    PART II
                            RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or a portion thereof could not be filed within the prescribed period (Attach extra sheets if needed):

     On May 15, 2001, the Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). As reported in a Current Report on Form 8-K that the Registrant filed on September 12, 2001, the Registrant sold substantially all of its assets to a subsidiary of The Right Start, Inc. ("Right Start") on September 6, 2001. In connection with that sale, the operation of the Registrant's retail business ceased and all of the Registrant's employees, except for one member of the finance and accounting group who was retained by the Registrant to wind down the Registrant's operations, have been transferred to Right Start. The Registrant is currently managing its assets as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its remaining assets for the benefit of its estate and creditors. The Registrant anticipates that it will file a liquidating plan of reorganization with the Bankruptcy Court calling for the disposition of its remaining assets and the distribution of all of the proceeds therefrom to its creditors. There is no possibility that any net liquidation proceeds will be available for distribution to the Registrant's shareholders.

     The Registrant has filed a request for no-action relief with the Securities and Exchange Commission with regard to its Exchange Act reporting requirements and is currently awaiting a response. Until the Registrant receives such a response, the Registrant intends to file with the Securities and Exchange Commission under cover of Current Reports on Form 8-K, copies of the monthly reports that are required to be filed by the Registrant with the Bankruptcy Court under Bankruptcy Rule 2015 (the "Monthly Reports"). The Registrant filed a Current Report on Form 8-K on September 17, 2001 that included the Monthly Reports for May, June and July, 2001 and intends to file the Monthly Report for the month of August within 15 calendar days after the Monthly Report is due to be filed with the Bankruptcy Court.

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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of the person to contact in regard to this notification:

John V. Reilly                                (610) 278-7800
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        (Name)                                (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes    [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [_] No

     If so: attach an explanation of anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the Registrant's Bankruptcy Filing, the Registrant's financial statements for the quarter ended August 4, 2001 would change significantly from the results for the quarter ended July 29, 2000. However, an estimate of these changes cannot be made at this time because the Registrant has not completed the preparation of its quarterly financial statements for the quarter ended August 4, 2001. However, Monthly Reports for May, June and July, 2001 were filed as exhibits to a Current Report on Form 8-K on September 17, 2001 and the Registrant intends to file the Monthly Report for the month of August within 15 calendar days after the Monthly Report is due to be filed with the Bankruptcy Court.


                               Zany Brainy, Inc.
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                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 19, 2001                    By:/s/ John V. Reilly
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                                                John V. Reilly
                                                President

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